Santiago, October 21, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, October 21, 2025, a dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 102016 dated August 11, 2016. The specific conditions of the aforementioned placement were as follows:

- Bond Series T-23 BSTD230822, for a total amount of UF 400,000 maturing on February 1, 2031. The average placement rate of the securities was 2.79%.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange